SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Reports a Change in its Operational Structure by Merging its Two U.S. Based Subsidiaries dated April 4, 2005.

     2. Press Release re Magal Provides Revenue Guidance for the First Quarter of 2005 dated April 7, 2005.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Reports a Change in its Operational Structure by Merging its Two U.S. Based Subsidiaries

Monday April 4, 4:20 am ET

YAHUD, Israel, April 4 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ NM:MAGS, TASE:MAGS) today announced that it is merging its two US subsidiary companies into one entity. The decision was made in order to better adapt its operations in the United States to developments in the US market, particularly those concerning the Department of Homeland Security. Therefore, Senstar-Stellar Inc. and Perimeter Products, Inc. will be merged into one company, to be called Magal-Senstar, Inc.

Commenting on the pending merger, Mr. Jacob Even-Ezra, Chairman of Magal, said:
"This merger will increase the ability of the Magal Group to market and sell its products in the United States and will also reduce our overhead expenses, leading to an increase in the efficiency of our US operations. The merger will create a larger entity and a significant market participant, which we believe will present a more competitive force in the US defense and homeland security markets."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001 under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:
    Magal Security Systems, Ltd
    Roi Levy
    Tel: +972-3-539-1444
    Fax: +972-3-536-6245
    E-mail: magalssl@trendline.co.il

    Gal IR International
    Ehud Helft/Kenny Green
    Tel: +1-866-704-6710
    Int'l dial: +972-3-607-4717
    E-mail: ehud.helft@galir.com
    kenny.green@galir.com

                                                                          ITEM 2

Press Release                                Source: Magal Security Systems Ltd.

Magal Provides Revenue Guidance for the First Quarter of 2005

Thursday April 7, 3:06 pm ET

YAHUD, Israel, April 7 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ: MAGS, TASE: MAGS) today announced that its estimated revenues for the first quarter of 2005 will be in the range of $12 to $14 million. In the first quarter of 2004, the Company had revenues of $ 14.2 million.

The lag in the expected revenue increase in 2005 is the result of a number of factors. The US$6.1 million order for the seam line in Israel was not received from the Israeli Ministry of Defence (MOD) until the end of March and revenues from that project will not be reflected until the second and third quarters of the year. Additionally, a number of orders that were expected to be received by the Company's US-based subsidiary in January and February have been delayed.

Mr. Jacob Even-Ezra, Chairman of Magal, said: "Despite the lower than expected first quarter results, management remains confident that the Company will achieve the guidance provided in February that the Company will report higher revenues in 2005 as compared to 2004."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the US in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the US, Canada, the UK, Germany, Mexico, Romania and an office in China.

Magal trades in the US on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:
    Magal Security Systems, Ltd        GK International
    Roi Levy                           Ehud Helft/Kenny Green
    Tel: +972-3-539-1444               Tel: +1-866-704-6710
    Fax: +972-3-536-6245               Int'l dial: +972-3-607-4717
    E-mail: magalssl@trendline.co.il   E-mail: ehud@gk-biz.com
    kenny.green@galir.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  April 13, 2005